UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2018

Commission File Number: 001-38049

Azul S.A.

(Name of Registrant)

Edifício Jatobá, 8th floor, Castelo Branco Office Park

Avenida Marcos Penteado de Ulhôa Rodrigues, 939

Tamboré, Barueri, São Paulo, SP 06460-040, Brazil.

+55 (11) 4831 2880

 (Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                       Form 40-F 

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes                      No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes                      No ☒

First Quarter Results 2018

Azul Increases Net Income by R$152 Million in 1Q18

Operating margin was a record 12.5% despite the 21% increase in oil year over year

São Paulo, May 10, 2018 – Azul S.A., “Azul”, (B3:AZUL4, NYSE:AZUL) the largest airline in Brazil by number of cities served, announces today its results for the first quarter of 2018 (“1Q18”). The following financial information, unless stated otherwise, is presented in Brazilian reais and in accordance with International Financial Reporting Standards (IFRS). Prior periods presented have been adjusted to reflect adoption of new IFRS accounting standards.

Financial and Operating Highlights for 1Q18

  Operating income was R$275.9 million, representing a margin of 12.5% compared with R$209.2 million and a margin of 11.1% in 1Q17. This is a record first quarter operating result for Azul.
  EBITDAR increased 20.8% to R$684.2 million, representing a margin of 30.9%.
  Net income totaled R$210.5 million compared to R$58.4 million in 1Q17 representing an increase of R$152.2 million.
Financial results (R$ million)	1Q18	1Q17	% ∆	4Q17	% ∆
Operating revenues	2,213.4	1,878.4	17.8%	2,186.1	1.2%
Operating expenses	(1,937.5)	(1,669.1)	16.1%	(1,888.7)	2.6%
Operating income	275.9	209.2	31.9%	297.4	-7.2%
Operating margin	12.5%	11.1%	+1.4 p.p.	13.6%	-1.1 p.p.
EBITDAR	684.2	566.2	20.8%	666.0	2.7%
EBITDAR margin	30.9%	30.1%	+0.8 p.p.	30.5%	+0.4 p.p.
Net income	210.5	58.4	260.8%	297.4	-29.2%
Net income per PN share* (R$)	0.63	0.22	186.4%	0.89	-29.6%
Net income per ADS (US$)	0.57	0.21	171.4%	0.81	-29.5%
* One ADS equals three preferred shares (PNs)

  Passenger revenue per ASK (PRASK) increased 5.1% year over year or 12.5% stage-length adjusted.
  Passenger traffic (RPKs) increased 13.4% over a capacity increase of 12.2% resulting in a higher load factor of 82.2% compared to a load factor of 81.4% in 1Q17.
  Operating cost per ASK excluding fuel (CASK ex-fuel) increased 0.7% while total CASK increased 3.4% despite the 21% increase in oil prices (WTI) and the 3.2% depreciation of the Brazilian real year over year.
  Financial expenses decreased 35.8% from R$139.3 million to R$89.4 million.
  At the end of 1Q18 our total liquidity11position totaled R$3.4 billion, representing 42.4% of the last twelve months’ revenues.
  Azul’s operating fleet totaled 120 aircraft at the end of the quarter, representing a net reduction of two aircraft compared to 1Q17.
  TudoAzul recorded a 48% increase in gross billings (ex-Azul points) over 1Q17.

11Includes cash and cash equivalents, short-term and long-term investments, and accounts receivables.

First Quarter Results 2018

  Azul Cargo Express revenue grew 61% year over year.
  Azul ranked as the most on-time airline in South America according to the Official Airline Guide (“OAG”), during the twelve months ended March 31, 2018.

Recent Developments

  On April 26th, United Airlines concluded a private preferred share transaction with Hainan Airlines in which United increased its economic stake in Azul from 3.7% to 8.0%.
  For the second year in a row, Azul was elected among the world's top 10 airlines and best carrier in Latin America by TripAdvisor Travelers' Choice.
  Also in April, Azul was selected by readers of Melhores Destinos, a renowned Brazilian travel site, as the best airline in Brazil. TudoAzul and Clube TudoAzul were awarded best loyalty program and best business to consumer program, respectively, in the country.

First Quarter Results 2018

Management Comments

Thanks to the hard work of our crewmembers, once again we started the year by delivering solid first quarter results. We achieved a record net profit for the first quarter of R$210.5 million and an operating profit of R$275.9 million, with an EBIT margin of 12.5%.

Our first quarter operating revenue was R$2.2 billion, an increase of 17.8% over the same period last year, mostly driven by a stronger demand environment. Even with a capacity growth of 12.2% mostly in international markets, passenger revenue per ASK (PRASK) increased 5.1% year over year. Additionally, our average stage-length increased 14.6% to 1,010 kilometers this year compared to 1Q17. Adjusting for the effect of a longer stage length, PRASK rose 12.5% year over year.

CASK ex-fuel increased 0.7% in the March quarter compared to the same period in the previous year, mainly driven by our fleet transformation costs, consistent with what we have discussed in previous quarters. Compared to the December quarter, CASK ex-fuel decreased by 9.5%, highlighting the operational efficiency of the A320neo. CASK was naturally also affected by the 15.1% increase in oil prices and the 3.2% devaluation of the real. This volatility in fuel and currency has been present since 4Q17, and as you can see from our margins in these last two quarters, we have been able to recapture most if not all of these fluctuations.

We ended the quarter with 14 A320neos, representing 22% of our ASKs and expect to end the year with 20 A320neos in operation, or 29% of our fourth quarter capacity, all of which will be replacing smaller aircraft.

Our loyalty program TudoAzul maintained its strong growth pace, reaching more than 9.0 million members, representing an addition of over two million members over the last twelve months. We also increased gross billings ex-Azul by 48% year over year, with the majority of this increase coming from sales to banking partners and Clube TudoAzul, further increasing our share of the Brazilian loyalty market.

Our cargo division grew 61% in terms of revenue year over year, as we continue to expand our network and capacity with the introduction of larger aircraft to our fleet. We ended the quarter with 200 stores and a 13% share in terms of cargo volume transported in Brazil, up four percentage points year over year.

We ended the quarter with a solid cash position of R$3.4 billion, representing 42.4% of our last twelve months’ revenue. In the quarter we also paid down R$141.1 million of debt, resulting in a lower debt position of R$3.4 billion compared to R$3.5 billion in December 31, 2017. About 99% of our working capital is denominated in local currency, which reduces our exposure to foreign currency volatility. As we have discussed, we have hedged the unsecured bond we issued in 4Q17 against currency fluctuations, and our balance sheet is further protected through assets denominated in strong currency such as our R$1.3 billion in security deposits and maintenance reserves, as well as our TAP convertible bond.

We continue to run Brazil’s most efficient airline operation by being the most on-time airline in the country over the last twelve months. More recently, TripAdvisor ranked Azul among the top 10 airlines in the world, and best airline in Latin America for the second year in a row, a significant achievement on one of the world's most important travel sites, which reflects our strong culture and the daily effort of our crewmembers to give customers the best possible experience. Our superior customer experience was further attested by a survey conducted by Melhores Destinos, a renowned travel site in Brazil, which rated us as once again the best airline and best loyalty program in the country.

Finally, I would like to thank our shareholders for their continued support. We will work to keep your confidence and will strive to maintain our track record of value creation.

John Rodgerson, CEO of Azul S.A.

First Quarter Results 2018

Consolidated Financial Results

On January 1, Azul adopted new accounting standards, including the new revenue recognition standard, IFRS 15. The adoption of the IFRS 15 impacted the classification and timing of recognition of certain ancillary items such as bags, upgrades, itinerary changes and other air travel-related fees, since they are deemed part of the single performance obligation of providing passenger transportation. These ancillary items are now recognized in passenger revenue while non-passenger related items including cargo, travel packages, and revenue from aircraft subleases continue to be recognized in other revenue. For more information about these changes, please refer to note 3.3 of our March interim financial statements. The prior periods presented here have been adjusted to reflect adoption of these new accounting standards.

The following revised income statement and operating data should be read in conjunction with the quarterly results comments presented below.

Income statement (R$ million)	1Q18	1Q17	% ∆	4Q17	% ∆

OPERATING REVENUES
Passenger	2,111.8	1,789.9	18.0%	2,065.6	2.2%
Other	101.6	88.5	14.8%	120.5	-15.7%
Total operating revenues	2,213.4	1,878.4	17.8%	2,186.1	1.2%

OPERATING EXPENSES
Aircraft fuel	577.2	465.7	23.9%	523.9	10.2%
Salaries, wages and benefits	333.8	290.0	15.1%	366.5	-8.9%
Aircraft and other rent	327.1	280.4	16.6%	315.3	3.7%
Landing fees	144.9	115.0	26.0%	129.3	12.1%
Traffic and customer servicing	98.1	84.2	16.6%	97.4	0.7%
Sales and marketing	84.4	69.7	21.1%	89.5	-5.7%
Maintenance materials and repairs	123.3	146.0	-15.6%	134.0	-8.0%
Depreciation and amortization	81.2	76.6	6.0%	53.2	52.5%
Other operating expenses	167.5	141.5	18.4%	179.5	-6.7%
Total operating expenses	1,937.5	1,669.1	16.1%	1,888.7	2.6%
Operating income	275.9	209.2	31.9%	297.4	-7.2%
Operating Margin	12.5%	11.1%	+1.3 p.p.	13.6%	-1.1 p.p.

FINANCIAL RESULT
Financial income	12.4	8.1	54.3%	25.6	-51.3%
Financial expenses	(89.4)	(139.3)	-35.8%	(105.6)	-15.3%
Derivative financial instruments	13.5	(52.2)	n.a.	(1.6)	n.a.
Foreign currency exchange, net	(0.2)	27.0	n.a.	4.2	n.a.
Result from related party transactions, net	57.9	11.8	392.4%	149.7	-61.4%
Income before income taxes	270.1	64.5	318.7%	369.8	-27.0%

Income tax and social contribution	(1.3)	8.5	-115.6%	(3.6)	-63.2%
Deferred income tax	(58.2)	(14.6)	298.1%	(68.8)	-15.3%
Net income	210.5	58.4	260.8%	297.4	-29.2%
Net margin	9.5%	3.1%	+6.4 p.p.	13.6%	-4.1 p.p.
Basic net income per PN share[1] (R$)	0.63	0.22	186.8%	0.89	-29.6%
Diluted net income per PN share[1] (R$)	0.62	0.24	162.3%	0.89	-30.8%
Basic net income per ADS (R$)	1.89	0.66	186.4%	2.67	-29.2%
Diluted net income per ADS (R$)	1.86	0.72	158.3%	2.67	-30.3%

1 Basic earnings per share reflects 335,840,031 equivalent preferred shares after applying a 75:1 common stock to preferred stock conversion ratio. Diluted earnings per share assumes a weighted average number of stock options of 15,360,523 as of March 31, 2018. Each ADS is equivalent to three PNs.

First Quarter Results 2018

Operating Data	1Q18	1Q17	% ∆	4Q17	% ∆

ASKs (million)	7,166	6,384	12.2%	6,506	10.1%
Domestic	5,392	5,400	-0.1%	5,060	6.6%
International	1,773	983	80.3%	1,446	22.6%
RPKs (million)	5,891	5,196	13.4%	5,382	9.5%
Domestic	4,357	4,293	1.5%	4,108	6.1%
International	1,534	903	69.8%	1,274	20.4%
Load factor (%)	82.2%	81.4%	+0.8 p.p.	82.7%	-0.5 p.p.
Domestic	80.8%	79.5%	+1.3 p.p.	81.2%	-0.4 p.p.
International	86.5%	91.9%	-5.4 p.p.	88.1%	-1.6 p.p.

Average fare (R$)	376	317	18.5%	377	-0.3%
Revenue passengers (thousands)	5,615	5,640	-0.5%	5,474	2.6%
Block hours	105,829	106,096	-0.3%	101,630	4.1%
Aircraft utilization (hours per day)	10.9	10.9	-0.1%	10.2	6.3%
Departures	64,164	68,100	-5.8%	63,665	0.8%
Average stage length (km)	1,010	881	14.6%	942	7.2%
End of period operating aircraft	120	122	-1.6%	122	-1.6%
Fuel consumption (thousands of liters)	256,221	237,848	7.7%	244,426	4.8%
Employees	11,038	10,465	5.5%	10,878	1.5%
End of period employees per aircraft	92	86	7.2%	89	3.2%

Yield per passenger kilometer (cents)	35.85	34.44	4.1%	38.38	-6.6%
RASK (cents)	30.89	29.42	5.0%	33.60	-8.1%
PRASK (cents)	29.47	28.04	5.1%	31.75	-7.2%
CASK (cents)	27.04	26.15	3.4%	29.03	-6.9%
CASK ex-fuel (cents)	18.98	18.85	0.7%	20.98	-9.5%
Fuel cost per liter	2.25	1.96	15.1%	2.14	5.1%
Break-even load factor (%)	72.0%	72.3%	-0.4 p.p.	71.5%	+0.5 p.p.

Average exchange rate	3.24	3.14	3.2%	3.25	-0.1%
End of period exchange rate	3.32	3.17	4.9%	3.31	0.5%
Inflation (IPCA - LTM)	2.68	4.57	-41.3%	2.94	-8.8%
WTI (average per barrel, US$)	62.89	51.78	21.5%	55.30	13.7%
Heating Oil (US$)	200.55	164.16	22.2%	181.20	10.7%

Operating Revenue

In the March quarter, Azul recorded an operating revenue of R$2,213.4 million, 17.8% higher than the same period last year, mostly due to an 18.0% increase in passenger revenue and a 14.8% increase in other revenue.

Passenger traffic (RPK) increased 13.4% on a capacity growth of 12.2%, representing a load factor of 82.2%, one percentage point higher than 1Q17, while yields expanded 4.1% year over year, resulting in a 5.1% increase in PRASK. Additionally, our average stage-length increased 14.6% to 1,010 kilometers this year compared to March of last year. Adjusting for this increase, PRASK would have risen 12.5% year over year.

Other revenue increased 14.8% or R$13.1 million, mainly due to the 61% increase in cargo revenue, partially offset by a decrease in aircraft sublease revenue from R$29.5 million in 1Q17 to R$25.0 million in 1Q18.

First Quarter Results 2018

Total operating revenue per ASK (RASK) increased 5.0%, amounting to 30.89 cents in the quarter compared with 29.42 cents in 1Q17.

R$ cents	1Q18	1Q17	% ∆	4Q17	% ∆
Operating revenue per ASK
Passenger revenue	29.47	28.04	5.1%	31.75	-7.2%
Other revenue	1.42	1.39	2.3%	1.85	-23.4%
Operating revenue (RASK)	30.89	29.42	5.0%	33.60	-8.1%
Operating expenses per ASK
Aircraft fuel	8.06	7.30	10.4%	8.05	0.0%
Salaries, wages and benefits	4.66	4.54	2.5%	5.63	-17.3%
Aircraft and other rent	4.56	4.39	3.9%	4.85	-5.8%
Landing fees	2.02	1.80	12.3%	1.99	1.8%
Traffic and customer servicing	1.37	1.32	3.8%	1.50	-8.6%
Sales and marketing	1.18	1.09	7.9%	1.38	-14.4%
Maintenance materials and repairs	1.72	2.29	-24.8%	2.06	-16.5%
Depreciation and amortization	1.13	1.20	-5.6%	0.82	38.4%
Other operating expenses	2.34	2.22	5.5%	2.76	-15.3%
Total operating expenses (CASK)	27.04	26.15	3.4%	29.03	-6.9%
Operating income per ASK (RASK - CASK)	3.85	3.28	17.5%	4.57	-15.8%

Operating Expenses

Operating expenses totaled R$1,937.5 million, representing an increase of 16.1% over 1Q17. Cost per ASK (CASK) increased 3.4% to 27.04 cents. Excluding fuel, CASK rose 0.7%, mainly due to the 3.2% average depreciation of the Brazilian real against the U.S. dollar.

The breakdown of our operating expenses is as follows:

  Aircraft fuel increased 23.9% year over year to R$577.2 million due to a 15.1% increase in fuel price per liter and the 12.2% increase in ASKs. As a result of the introduction of the A320neos, which are more fuel efficient, fuel consumption increased only 7.7% year over year. On a per-ASK basis, aircraft fuel increased 10.4% for the reasons above.
  Salaries, wages and benefits increased 15.1% year over year, or R$43.8 million, mostly due to (i) a 5.5% increase in the number of crewmembers from 10,465 to 11,038 mostly related to the introduction of the A320neo to our fleet and (ii) a 2.5% increase in salaries as a result of collective bargaining agreements with labor unions applicable to all airline employees in Brazil in 2018. On a per-ASK basis, salaries, wages and benefits increased 2.5%.
  Aircraft and other rent expenses totaled R$327.1 million in 1Q18, 16.6% higher than in the same period last year mostly due an increase in the number of aircraft under operating leases from 105 in 1Q17 to 120 in 1Q18, and the 3.2% average depreciation of the Brazilian real against the U.S. dollar. On a per-ASK basis, aircraft rent increased 3.9% over 1Q17.
  Landing fees increased 26.0%, or R$29.9 million, in 1Q18 due to an increase in international departures representing 2.8% of total departures compared to less than one percent in 1Q17. Landing fees per ASK increased 12.3%.
  Traffic and customer servicing expenses increased 16.6%, or R$13.9 million, mostly due to an increase in the number of international flights, which have higher catering expenses compared to domestic flights. On a per-ASK basis, traffic and customer servicing expenses increased 3.8%.
  Sales and marketing increased 21.1%, or R$14.7 million, mostly driven by (i) the 18.0% increase in passenger revenues leading to an increase in credit card fees and commissions, (ii) a higher number of  international flights, which have higher distribution costs and (iii) an increase in cargo commissions as a result of the 61% increase in cargo revenue. On a per-ASK basis, sales and marketing increased 7.9%.

First Quarter Results 2018

  Maintenance materials and repairs decreased 15.6%, or R$22.7 million, mostly due to (i) contract renegotiations with suppliers, (ii) a higher investment in spare parts, and (iii) insourcing of certain E-Jet maintenance activities. Maintenance materials and repairs per ASK decreased 24.8%.
  Depreciation and amortization increased 6.0%, or R$4.6 million, due to an increase of engine overhaul events for owned aircraft during the period. On a per-ASK basis, depreciation and amortization decreased 5.6%.
  Other operating expenses increased 18.4%, or R$26.0 million, mainly due to (i) higher expenses related to A320neo training ramp-up costs and (ii) a gain of R$6.0 million related to sale of aircraft in 1Q17 compared to no aircraft sale gain in 1Q18. On a per-ASK basis, other operating expenses increased 5.5%.

Non-Operating Results

Financial income increased 54.3% to R$12.4 million, mostly due to an increase in total cash consisting of cash, and short-term and long-term investments from R$1,517.3 million as of March 31, 2017 to R$2,277.0 million as of March 31, 2018, partially offset by a decrease in the Brazilian risk-free rate from 12.1% to 6.6% during the same period.

Financial expenses decreased 35.8% to R$89.4 million as a result of (i) a 8.8% lower outstanding debt balance of R$3,387.6 million as of March 31, 2018 compared with R$3,715.9 million as of March 31, 2017, yielding lower interest expenses, (ii) the reduction of the Brazilian risk free rate (“CDI”) from an average of 12.1% in 1Q17 to 6.6% in 1Q18, and (iii) the reduction in expenses related to advances from credit card receivables from R$20.2 million to R$2.4 million.

Derivative financial instruments resulted in a gain of R$13.5 million in 1Q18 compared to a loss of R$52.2 million in the same period last year mostly due to fuel hedge gains, and currency and interest swap transaction gains. Azul uses financial instruments to protect its future cash flow from foreign currency exchange rates and floating interest rates.

Azul reduced its net financial expenses by 59.3% in the March quarter from R$156.5 million 1Q17 to R$63.7 million in 1Q18.

Net financial results (R$ million)	1Q18	1Q17	% ∆	4Q17	% ∆

Financial income	12.4	8.1	54.3%	25.6	-51.3%
Financial expenses	(89.4)	(139.3)	-35.8%	(105.6)	-15.3%
Derivative financial instruments	13.5	(52.2)	n.a.	(1.6)	n.a.
Foreign currency exchange, net	(0.2)	27.0	n.a.	4.2	n.a.
Net financial results	(63.7)	(156.5)	-59.3%	(77.4)	-17.7%

Results from related parties transactions, net.  In 1Q18, we recorded a gain of R$57.9 million, mostly due a R$53.8 million gain related to the increase in fair value of the TAP bond call option to convert it into 41.25% of the equity value of the Portuguese carrier.

First Quarter Results 2018

Liquidity and Financing

Azul closed the quarter with R$3,443.1 million in cash, cash equivalents, short-term and long-term investments, and receivables, compared to R$3,557.7 million in 4Q17, representing 42.4% of its last twelve months’ revenue.

In addition to ending the quarter with a solid cash position, Azul amortized R$141.1 million in loans during 1Q18.

Compared to the previous quarter, total debt decreased R$102.3 million reaching R$3.4 billion while Azul’s leverage ratio in terms of adjusted net debt to EBITDAR remained flat at 3.9x.

Liquidity (R$ million)	1Q18	1Q17	% ∆	4Q17	% ∆
Cash[1]	2,277.0	1,517.3	50.1%	2,643.2	-13.9%
Accounts receivable	1,166.1	621.9	87.5%	913.8	27.6%
Total Liquidity	3,443.1	2,139.2	60.9%	3,557.0	-3.2%
Liquidity as % of LTM revenues	42.4%	31.1%	+11.3 p.p.	45.7%	-3.3 p.p.
[1] Includes cash and cash equivalents and short-term and long-term investments

As of March 31, 2018, Azul’s average debt maturity was 4.2 years and the average interest rate for local and dollar-denominated obligations was 7.2% and 5.5%, respectively. Additionally, considering currency swap agreements, approximately 65% of Azul’s total debt and 99% of non-aircraft debt were denominated in Brazilian reais at the end of the quarter.

Azul’s dollar-denominated liabilities totaled R$1.2 billion, lower than its R$5.3 billion position of assets denominated in foreign currency at the end of the quarter, consisting of (i) R$149.8 million in cash, (ii) R$3.0 billion in aircraft engines and spare parts, (iii) R$ 1.3 billion in security deposits and maintenance reserves abroad and (iv) a R$906.4 million TAP bond investment convertible into 41.25% of the Portuguese carrier’s equity. Aircraft, engines, and spare parts are not restated to reflect changes in currency every quarter but are commercialized in dollars.

Loans and financing (R$ million)	1Q18	1Q17	% ∆	4Q17	% ∆

Aircraft financing	1,406.3	1,928.7	-27.1%	1,491.1	-5.7%
Other loans, financing and debentures	1,981.3	1,787.2	10.9%	1,998.8	-0.9%
% of non-aircraft debt in local currency¹	99.2%	98.2%	+1.0 p.p.	99.2%	+0.0 p.p.
Gross debt	3,387.6	3,715.9	-8.8%	3,489.9	-2.9%
Short term	581.6	1,019.5	-43.0%	568.2	2.3%
Long term	2,806.0	2,696.4	4.1%	2,921.7	-4.0%
% of total gross debt in local currency¹	65.4%	54.9%	+10.5 p.p.	62.9%	+2.5 p.p.
Operating leases (off-balance sheet)	8,598.7	7,722.3	11.3%	8,272.1	3.9%
Loans and financing adjusted for operating leases	11,986.3	11,438.2	4.8%	11,762.0	1.9%
[1] Considers the effect of currency swap instruments

Azul’s key financial ratios and debt maturity is presented below:

First Quarter Results 2018

Key financial ratios (R$ million)	1Q18	1Q17	% ∆	4Q17	% ∆

Cash[1]	2,277.0	1,517.3	50.1%	2,643.2	-13.9%
Gross debt	3,387.6	3,715.9	-8.8%	3,489.9	-2.9%
Adjusted[2] gross debt	11,986.3	11,438.2	4.8%	11,762.0	1.9%
Net debt	1,110.6	2,198.6	-49.5%	846.7	31.2%
Adjusted[2] net debt	9,709.3	9,920.9	-2.1%	9,118.8	6.5%
Adjusted[2] net debt / EBITDAR (LTM)	3.9	5.1	-22.1%	3.9	1.4%
[1] Includes cash and cash equivalents and short-term and long-term investments
[2] Adjusted to reflect the capitalization of operating leases corresponding to 7x of LTM rent

Fleet and Capital Expenditures

As of March 31, 2018, Azul had a total operating fleet of 120 aircraft consisting of 66 E-jets, 33 ATRs, 14 A320neos, and seven A330s with an average age of 5.6 years. The Company’s contractual fleet totaled 146 aircraft, of which 26 were under finance leases and 120 under operating leases. The 26 aircraft not included in our operating fleet consisted of 15 aircraft subleased to TAP, four E-Jets, and seven ATRs that were in the process of exiting our fleet.

Total Contractual Fleet1

Aircraft	Number of seats	1Q18	1Q17	% ∆	4Q17	% ∆
A330	242-271	7	7	0.0%	7	0.0%
A320neo	174	14	8	75.0%	12	16.7%
E-Jets	106-118	78	81	-3.7%	79	-1.3%
ATRs	70	47	46	2.2%	49	-4.1%
Total[1]		146	142	2.8%	147	-0.7%
% Aircraft under operating leases		82.2%	73.9%	+8.2 p.p.	81.6%	+0.6 p.p.

[1] Includes aircraft subleased to TAP

First Quarter Results 2018

Total Operating Fleet

Aircraft	Number of seats	1Q18	1Q17	% ∆	4Q17	% ∆
A330	242-271	7	5	40.0%	7	0.0%
A320neo	174	14	7	100.0%	12	16.7%
E-Jets	106-118	66	71	-7.0%	70	-5.7%
ATRs	70	33	39	-15.4%	33	0.0%
Total		120	122	-1.6%	122	-1.6%

Capex

Capital expenditures totaled R$88.8 million in 1Q18, mostly due to the acquisition of spare parts and the capitalization of engine overhaul events on owned aircraft.

(R$ million)	1Q18	1Q17	% ∆	4Q17	% ∆
Acquisition of property and equipment	88.8	146.0	-39.2%	119.3	-25.6%
Aircraft related	71.6	79.5	-9.9%	98.9	-27.6%
Pre-delivery payments	-	37.9	-100.0%	5.0	-100.0%
Other	17.2	28.6	-39.9%	15.4	11.5%

2018 Outlook

	2018E	1Q18
ASK growth Domestic International	17% to 20% 8% to 10% 55% to 60%	12.2% -0.1% 80.3%
Departures growth	3% to 4%	-5.8%
CASK ex-fuel	-2% to -4%	0.7%
Operating margin	11% to 13%	12.5%

Share Count

As of March 31, 2018 Azul had 928,965,058 common shares and 323,965,337 preferred shares or 336,351,538 equivalent preferred shares after applying the 75:1 conversion ratio.

The weighted average number of common and preferred shares was 928,965,058 and 323,453,830, respectively, or 335,840,031 equivalent preferred shares.

First Quarter Results 2018

Conference Call Details

Thursday, May 10, 2018

11h00 (EST) | 12h00 (Brasília time)

USA: +1 516 300-1066

Brazil: +55 11 3127-4971

Code: AZUL

Webcast: www.voeazul.com.br/ir

Replay:

+55 11 3127-4999

Code for English: 24402009

Code for Portuguese: 21738189

About Azul

Azul S.A. (B3: AZUL4, NYSE: AZUL), the largest airline in Brazil by number of cities served, offers 739 daily flights to 106 destinations. With an operating fleet of 120 aircraft and more than 10,000 crewmembers, the company has a network of 206 non-stop routes as of March 31, 2018. This year, Azul was awarded best airline in Latin America by TripAdvisor Travelers’ Choice and in 2017, the Company was elected best low cost carrier in South America for the seventh consecutive time by Skytrax. Azul also ranked as most on-time airline in Brazil and most on-time low-cost carrier in the Americas in 2017 according to OAG's Punctuality League, the industry's most comprehensive annual ranking of on-time performance. For more information visit www.voeazul.com.br/ir.

Contact:

Investor Relations Tel: +55 11 4831 2880 invest@voeazul.com.br	Media Relations Tel: +55 11 4831 1245 imprensa@voeazul.com.br

First Quarter Results 2018

Balance Sheet – IFRS (Unaudited)

(R$ million)	March 31, 2018	March 31, 2017	December 31, 2017
Assets	10,401.3	8,069.0	10,316.0
Current assets	3,103.5	1,695.0	3,303.7
Cash and cash equivalents	738.9	435.0	762.3
Short-term investments	627.7	204.7	1,036.1
Restricted investments	3.9	80.0	8.8
Trade and other receivables	1,166.1	621.9	913.8
Inventories	175.1	114.8	150.4
Taxes recoverable	108.5	54.7	112.9
Derivative financial instruments	12.5	17.8	10.3
Prepaid expenses	104.7	110.2	109.8
Related Parties	75.9	-	73.2
Other current assets	90.2	55.8	126.0
Non-current assets	7,297.8	6,374.0	7,012.3
Related parties	9.9	9.0	9.7
Long-term investments	906.4	751.2	836.0
Restricted investments	-	46.5	-
Security deposits and maintenance reserves	1,329.7	1,091.8	1,259.1
Derivative financial instruments	430.3	2.8	410.5
Prepaid expenses	9.3	7.2	4.5
Other non-current assets	355.5	134.5	206.0
Property and equipment	3,296.0	3,388.3	3,325.5
Intangible assets	960.7	942.7	961.0
Liabilities and equity	10,401.3	8,069.0	10,316.0
Current liabilities	3,316.6	3,579.6	3,397.0
Loans and financing	581.6	1,019.5	568.2
Accounts payable	947.7	1,033.9	953.5
Air traffic liability	1,271.5	907.1	1,350.0
Salaries, wages and benefits	250.4	201.5	246.3
Insurance premiums payable	19.5	16.8	24.4
Taxes payable	29.9	34.0	44.4
Federal tax installment payment program	9.7	6.5	9.8
Derivative financial instruments	46.1	235.2	48.5
Other current liabilities	160.1	125.2	151.7
Non-current liabilities	4,066.0	3,427.2	4,127.1
Loans and financing	2,806.0	2,696.4	2,921.7
Derivative financial instruments	384.4	21.0	378.4
Deferred income taxes	364.3	203.2	305.4
Federal tax installment payment program	103.0	73.9	105.4
Provision for tax, civil and labor risk	77.3	75.7	73.2
Other non-current liabilities	330.9	357.1	343.0
Equity	3,018.7	1,062.2	2,791.9
Issued capital	2,182.5	1,488.6	2,163.4
Capital reserve	1,895.4	1,292.2	1,898.9
Treasury shares	(4.1)	-	(2.7)
Accumulated other comprehensive income (loss)	(9.2)	(33.2)	(11.2)
Accumulated losses	(1,045.9)	(1,685.4)	(1,256.5)

First Quarter Results 2018

Cash Flow Statement – IFRS (Unaudited)

(R$ million)	1Q18	1Q17	% ∆	4Q17	% ∆

Cash flows from operating activities
Income (loss) for the quarter	210.5	58.4	260.8%	297.4	-29.2%
Total non-cash adjustments	122.8	207.2	-40.8%	(51.5)	n.a.
Total working capital adjustments	(567.7)	(117.3)	384.2%	(157.2)	261.2%
Net cash flows used from operations	(234.4)	148.3	n.a.	88.7	n.a.
Interest paid	(25.6)	(122.2)	79.1%	(48.9)	-47.7%
Net cash used by operating activities	(259.9)	26.2	n.a.	39.8	n.a.

Cash flows from investing activities
Short-term investment	416.4	97.3	327.8%	(94.2)	n.a.
Long-term investment	-	1.1	n.a.	-	n.a.
Restricted investments	5.1	70.0	-92.7%	30.4	-83.3%
Cash received on sale of property and equipment	45.7	112.6	-59.5%	-	n.a.
Acquisition of intangible	(10.9)	(9.1)	19.1%	(21.2)	-48.7%
Acquisition of property and equipment	(88.8)	(146.0)	-39.2%	(119.3)	-25.6%
Net cash used in investing activities	367.5	126.0	191.7%	(204.2)	280.0%

Cash flows from financing activities
Loans
Proceeds	-	183.6	n.a.	1,566.8	n.a.
Repayment	(101.0)	(401.2)	74.8%	(139.1)	-27.4%
Debentures
Proceeds	-	-	n.a.	2.9	n.a.
Repayment	(40.1)	-	n.a.	(953.0)	-95.8%
Redemption of preferred shares	-	(44.7)	-100.0%	-	n.a.
Related parties	-	0.2	-100.0%	-	n.a.
Capital increase	8.0	-	n.a.	(28.8)	n.a.
Treasury shares	(1.3)	-	n.a.	(1.1)	24.8%
Loan to shareholder	-	-	n.a.	(47.2)	n.a.
Net cash provided by financing activities	(134.4)	(262.0)	-48.7%	400.5	-133.6%

Exchange gain and (losses) on cash and cash equivalents	3.5	(4.3)	n.a.	40.4	-91.3%

Increase (decrease) in cash and cash equivalents	(23.4)	(114.2)	-79.5%	276.5	n.a.

Cash and cash equivalents at the beginning of the period	762.3	549.2	38.8%	485.9	56.9%
Cash and cash equivalents at the end of the period	738.9	435.0	69.9%	762.3	-3.1%

EBITDAR Reconciliation

R$ million	1Q18	1Q17	% ∆	4Q17	% ∆
Net income	210.5	58.4	260.8%	297.4	-29.2%
Income taxes	(59.5)	(6.2)	-867.1%	(72.4)	-17.7%
Net financial result	(63.7)	(156.5)	-59.3%	(77.4)	-17.7%
Related parties result	57.9	11.8	392.4%	149.7	-61.4%
Operating income	275.9	209.2	31.9%	297.4	-7.2%
Depreciation and amortization	81.2	76.6	6.0%	53.2	52.5%
Aircraft and other rent	327.1	280.4	16.6%	315.3	3.7%
EBITDAR	684.2	566.2	20.8%	666.0	2.7%

First Quarter Results 2018

Glossary

Aircraft Utilization
Average number of block hours per day per aircraft operated.

Available Seat Kilometers (ASK)

Number of aircraft seats multiplied by the number of kilometers flown.

Completion Factor

Percentage of accomplished flights.

Cost per ASK (CASK)
Operating expenses divided by available seat kilometers.

Cost per ASK ex-fuel (CASK ex-fuel)

Operating expenses divided by available seat kilometers excluding fuel expenses.

EBITDAR

Earnings before interest, taxes, depreciation, amortization, and aircraft rent. A common metric used in the airline industry to measure operating performance.

Load Factor

Number of passengers as a percentage of number of seats flown (calculated by dividing RPK by ASK).

Revenue Passenger Kilometers (RPK)

One-fare paying passenger transported one kilometer. RPK is calculated by multiplying the number of revenue passengers by the number of kilometers flown.

Passenger Revenue per Available Seat Kilometer (PRASK)

Passenger revenue divided by available seat kilometers (also equal to load factor multiplied by yield).

Revenue per ASK (RASK)
Operating revenue divided by available seat kilometers.

Stage Length
The average number of kilometers flown per flight.

Trip Cost
Average cost of each flight calculated by dividing total operating expenses by total number of departures.

Yield

Average amount paid per passenger to fly one kilometer. Usually, yield is calculated as average revenue per revenue passenger kilometer, or cents per RPK.

First Quarter Results 2018

This press release includes estimates and forward-looking statements within the meaning of the U.S. federal securities laws. These estimates and forward-looking statements are based mainly on our current expectations and estimates of future events and trends that affect or may affect our business, financial condition, results of operations, cash flow, liquidity, prospects and the trading price of our preferred shares, including in the form of ADSs. Although we believe that these estimates and forward-looking statements are based upon reasonable assumptions, they are subject to many significant risks, uncertainties and assumptions and are made in light of information currently available to us. In addition, in this release, the words “may,” “will,” “estimate,” “anticipate,” “intend,” “expect,” “should” and similar words are intended to identify forward-looking statements. You should not place undue reliance on such statements, which speak only as of the date they were made. Azul is not under the obligation to update publicly or to revise any forward-looking statements after we distribute this press release because of new information, future events or other factors.  Our independent public auditors have neither examined nor compiled the forward-looking statements and, accordingly, do not provide any assurance with respect to such statements.  In light of the risks and uncertainties described above, the future events and circumstances discussed in this release might not occur and are not guarantees of future performance. Because of these uncertainties, you should not make any investment decision based upon these estimates and forward-looking statements.

In this press release, we present EBITDAR, which is a non-IFRS performance measure and is not a financial performance measure determined in accordance with IFRS and should not be considered in isolation or as alternatives to operating income or net income or loss, or as indications of operating performance, or as alternatives to operating cash flows, or as indicators of liquidity, or as the basis for the distribution of dividends. Accordingly, you are cautioned not to place undue reliance on this information.

This metric is included as supplemental disclosure because (i) we believe EBITDAR is traditionally used by aviation analysts and investors to determine the equity value of airlines and (ii) EBITDAR is one of the metrics used in our debt financing instruments for financial reporting purposes. We believe EBITDAR is useful for equity valuation purposes because (i) its calculation isolates the effects of financing in general, as well as the accounting effects of capital spending and acquisitions (primarily aircraft) which may be acquired directly subject to acquisition debt (loans and finance leases) or by operating leases, each of which is presented differently for accounting purposes and (ii) using a multiple of EBITDAR to calculate enterprise value allows for an adjustment to the balance sheet to recognize estimated liabilities arising from off-balance sheet operating leases. However, EBITDAR is not a financial measure in accordance with IFRS, and should not be viewed as a measure of overall performance or considered in isolation or as an alternative to net income, an alternative to operating cash flows, a measure of liquidity, or the basis for dividend distribution because it excludes the cost of aircraft and other rent and is provided for the limited purposes contained herein.

The valuation measure EBITDAR has limitations as an analytical tool. Some of these limitations are: (i) EBITDAR does not reflect our cash expenditures, or future requirements, for capital expenditures or contractual commitments; (ii) EBITDAR does not reflect changes in, or cash requirements for, our working capital needs; (iii) EBITDAR does not reflect the significant interest expense, or the cash requirements necessary to service interest or principal payments, on our debts; (iv) although depreciation and amortization are non-cash charges, the assets being depreciated and amortized will often have to be replaced in the future and EBITDAR does not reflect any cash requirements for such replacements; and (v) is susceptible to varying calculations and therefore may differ materially from similarly titled measures presented by other companies in our industry, limiting their usefulness as comparative measures. Because of these limitations EBITDAR should not be considered in isolation or as a substitute for financial measures calculated in accordance with IFRS. Other companies may calculate EBITDAR differently than us.

SIGNATURES

                Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:    May 10, 2018

                                                                                                                Azul S.A.

                                                                                                                By:   /s/ Alexandre Wagner Malfitani
                                                                                                                Name: Alexandre Wagner Malfitani
                                                                                                                Title: Chief Financial Officer